North America Structured Investments

J.P.Morgan

Capped Buffered Return Enhanced Insight Notes Linked to the J.P. Morgan Basket of Reference Stocks with Potential Exposure to Inflation (June 2021)

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Basket: J.P. Morgan Basket of Reference Stocks with Potential Exposure to Inflation (June 2021) (the "Basket"), an unequally weighted basket of 45 U.S.-listed companies with potential exposure to inflation in the United States, as specified under Annex A

Stock Weight: With respect to each Reference Stock, the weight of that Reference Stock in the Basket as of the Base Date, as specified under Annex A. **The effective weight of each Reference Stock in the Basket over the term of the notes will fluctuate.**

Indicative Bloomberg Ticker: A level of the Basket may be published on the Bloomberg Professional® service ("Bloomberg") under the Bloomberg ticker JPLINFLP. Any levels so published are for informational purposes only and are not binding in any way with respect to the notes. Although that level may appear under that Bloomberg ticker during the term of the notes, any such level may not be the same as the closing level of the Basket determined by the calculation agent for the Observation Date. You will not have any rights or claims, whether legal or otherwise, relating to any information regarding that level (whether displayed on Bloomberg or elsewhere) with respect to the notes.

Base Date: April 20, 2021

Pricing Date: June 30, 2021

Observation Date: June 30, 2023

Maturity Date: July 6, 2023

Upside Leverage Factor: 1.50

Maximum Return: At least 21.00%*

Buffer Amount: 10.00%

Payment At Maturity: If the Final Basket Value is greater than the Initial Basket Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Basket Return × Upside Leverage Factor), subject to the Maximum Return

If the Final Basket Value is equal to the Initial Basket Value or is less than the Initial Basket Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Basket Value is less than the Initial Basket Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + Buffer Amount)]

If the Final Basket Value is less than the Initial Basket Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

CUSIP: 48132UJT1

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48132UJT1/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

* The actual Maximum Return will be provided in the pricing supplement and will not be less than 21.00%.

**Reflects Maximum Return equal to the minimum Maximum Return set forth herein, for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Total Returns**



Note Performance
Basket Performance
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
Payment at Maturity
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Basket Return

Final Basket Value	Basket Return	Total Return on the Notes
165.0000	65.00%	21.00%
140.0000	40.00%	21.00%
120.0000	20.00%	21.00%
114.0000	14.00%	21.00%
110.0000	10.00%	15.00%
105.0000	5.00%	7.50%
101.0000	1.00%	1.50%
100.0000	0.00%	0.00%
95.0000	-5.00%	0.00%
90.0000	-10.00%	0.00%
80.0000	-20.00%	-10.00%
60.0000	-40.00%	-30.00%
40.0000	-60.00%	-50.00%
20.0000	-80.00%	-70.00%
0.0000	-100.00%	-90.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal . • Your maximum gain on the notes is limited to the Maximum Return. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • The notes are subject to the risks of correlation (or lack of correlation) of the Reference Stocks. • No interest payments, dividend payments or voting rights. • The investment strategy represented by the Basket may not be successful. • The Reference Stocks are concentrated in the financials, industrials, energy and materials sectors. • In some circumstances, the payment you receive on the notes may be based on the value of cash securities (including securities of other issuers) or other property distributed to holders of a Reference Stock upon the occurrence of a reorganization event. • The anti - dilution protection for the Reference Stocks are limited . • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offeri ngs to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC we b site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to se nd you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 236659 and 333 - 236659 - 01 North America Structured Investments The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. Capped Buffered Return Enhanced Insight Notes Linked to the J.P. Morgan Basket of Reference Stocks with Potential Exposure to Inflation (June 2021)

North America Structured Investments

J.P.Morgan

Capped Buffered Return Enhanced Insight Notes Linked to the J.P. Morgan Basket of Reference Stocks with Potential Exposure to Inflation (June 2021)

Annex A

Reference Stock	Bloomberg Ticker Symbol	Stock Weight*
Common stock of United States Steel Corporation	X	3.000%
Common stock of MGM Resorts International	MGM	3.000%
Common stock of NOV Inc.	NOV	3.000%
Common stock of Oshkosh Corporation	OSK	3.000%
Common stock of Marathon Oil Corporation	MRO	3.000%
Ordinary shares of Eaton Corporation plc	ETN	3.000%
Common stock of AMETEK, Inc.	AME	3.000%
Common stock of WEX Inc.	WEX	3.000%
Common stock of MetLife, Inc.	MET	3.000%
Common stock of Capital One Financial Corporation	COF	3.000%
Common stock of Brunswick Corporation	BC	3.000%
Common stock of Affiliated Managers Group, Inc.	AMG	3.000%
Common stock of Unum Group	UNM	3.000%
Common stock of Pioneer Natural Resources Company	PXD	3.000%
Common stock of Principal Financial Group, Inc.	PFG	3.000%
Common stock of The Bank of New York Mellon Corporation	BK	3.000%
Ordinary shares of TechnipFMC plc	FTI	3.000%
Common stock of United Rentals, Inc.	URI	3.000%
Common stock of The Goldman Sachs Group, Inc.	GS	3.000%
Common shares of Jefferies Financial Group, Inc.	JEF	3.000%
Common stock of Celanese Corporation	CE	3.000%
Common stock of Hess Corporation	HES	3.000%
Common stock of Eastman Chemical Company	EMN	3.000%
Ordinary shares of LyondellBasell Industries N.V.	LYB	3.000%
Common stock of KBR, Inc.	KBR	2.520%
Common shares of The Timken Company	TKR	2.507%
Common stock of ManpowerGroup Inc.	MAN	2.452%
Common stock of Prosperity Bancshares, Inc.®	PB	1.905%

Reference Stock (continued)	Bloomberg Ticker Symbol (continued)	Stock Weight (continued)*
Common stock of Dana Incorporated	DAN	1.660%
Common stock of Trinity Industries, Inc.	TRN	1.445%
Common stock of American Equity Investment Life Holding Company	AEL	1.417%
Common stock of EnerSys	ENS	1.410%
Common stock of Vishay Intertechnology, Inc.	VSH	1.385%
Common stock of CNO Financial Group, Inc.	CNO	1.369%
Common stock of Allegheny Technologies Incorporated	ATI	1.310%
Common stock of Woodward, Inc.	WWD	1.253%
Common stock of Umpqua Holdings Corporation.	UMPQ	1.159%
Common shares of Worthington Industries, Inc.	WOR	1.105%
Common stock of American Axle & Manufacturing Holdings, Inc.	AXL	0.913%
Common stock of Century Aluminum Company	CENX	0.877%
Common shares of Nabors Industries Ltd.	NBR	0.875%
Common stock of Cabot Corporation	CBT	0.768%
Common stock of Patterson-UTI Energy, Inc.	PTEN	0.672%
Common stock of Columbia Banking System, Inc.	COLB	0.656%
Common stock of Oil States International, Inc.	OIS	0.342%

*The Stock Weight of each Reference Stock reflects its weight in the Basket as of the Base Date. The effective weight of each Reference Stock in the Basket will fluctuate over the term of the notes.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com